UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 3, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Fourth Quarter 2014

and Year ended December 31, 2014

FOR IMMEDIATE RELEASE: Tuesday, February 3, 2015

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a total comprehensive income of Ps. 27.2 million, or Ps. 0.034 per share (Ps. 0.171 per ADS), for the fourth quarter ended December 31, 2014, compared to a comprehensive income of Ps. 58.5 million, or Ps. 0.074 per share (Ps. 0.368 per ADS), in the same period of 2013.

The 54% decrease in the total comprehensive income reported during the fourth quarter of 2014 was mainly due to the significant reduction of Ps. 112.4 million in the operating income. It is worth highlighting that the negative impact stems from frozen tariffs over the past fifteen years and the delay to implement an overall tariff adequacy by the National Government. As a result, and given the sustained increase in operational costs, the Natural Gas Transportation business segment was deeply affected. Consequently, the business operating deficit tripled during the fourth quarter of 2014 compared to the same period in 2013.

In addition, the natural gas liquids (“Liquids”) Production and Commercialization business segment has also been impacted by the increase in variable costs while international prices and volumes sold during the last quarter of 2014 have continued to fall, negatively affecting the operating income.

Both of these factors were partially offset by the positive impact of the net financial results derived from a lower foreign exchange variation (of 1.4% in 2014 vs. 12.6% in 2013) on TGS’ U.S. dollar denominated net liability position, which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which correspond to the Natural Gas Transportation business segment). TGS´ financial debt was partially refinanced in early 2014.

Although Resolution No. I-2852 published by ENARGAS (the National Gas Regulatory Body) in April 2014 established new rate schedules, including step-up increases for the natural gas firm and interruptible transportation rates, which is a partial application of the Transitional Agreement signed between TGS and the UNIREN on October 8, 2008, that was ratified through the Presidential Decree No. 1,918/09 (the “2008 Transitional Agreement”); the sustained increase in fixed costs for the Natural Gas Transportation business segment have negatively contributed to deepen the operating deficit of this business segment.

Comprehensive income for the year ended December 31, 2014 amounted to Ps. 105.0 million, or Ps. 0.132 per share (Ps. 0.661 per ADS), compared with the net comprehensive income of Ps.

107.5 million, or Ps. 0.135 per share (Ps. 0.677 per ADS), recorded in the 2013.

The decline of Ps. 2.5 million in net comprehensive income was primarily due to the negative impact on operating income related to the operating deficit of the Natural Gas Transportation business segment, which led the Company, for the first time in the history, to an annual operating loss of Ps. 42.4 million. In addition, the increase of the variable costs recorded in the Liquids Production and Commercialization segment also contributed to the decline of net comprehensive income in 2014. These factors affected the operating income, which amounted to Ps. 226.0 million, and only partially offset the negative impact of the net financial results totaling Ps. 233.0 million, which were mainly derived from the effect of exchange rate differences on the U.S. dollar net liability position of the Company during the year ended December 31, 2014, and the result obtained by the derivative financial instruments.

Fourth Quarter 2014 vs. Fourth Quarter 2013

For the fourth quarter ended December 31, 2014, TGS posted total net revenues of Ps. 1.140.9 million, compared to Ps. 1.015.4 million recorded in the same period of 2013.

Natural Gas Transportation business segment revenues increased by Ps. 26.8 million in the last quarter of 2014 from the same period in 2013. This increase is mainly explained by the impact of new rate schedules for natural gas transportation tariffs, which had remained unchanged for fifteen years, approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement, but also does not compensate for the sustained operating costs increase. Thus, the Company filed judicial and administrative appeals against the breach of the mentioned agreement. In addition, a higher provision for interruptible transportation services was recognized during the fourth quarter 2014. As a result, the operating deficit for the last quarter of 2014 was Ps. 45.0 million, up Ps. 30.5 million from the fourth quarter of 2013, and driven by ongoing operating costs increases, which could not be offset by the tariff increase approved by Resolution I-2852.

This business segment is subject to ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 16% of TGS’ total revenues during the fourth quarter of 2014 and 2013. Following the implementation of the Public Emergency Law in 2002, TGS received only an increase for its regulated natural gas transportation tariff. The new rate schedule establishes a progressive 8% increase starting April 1, 2014, an accumulated 14% increase starting June 1, 2014, and an accumulated 20% increase starting August 1, 2014. The publication of the tariff chart partially implements the 2008 Transitional Agreement, which states that the increase should have been effective as of September 1, 2008.

Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand the capacity of the Argentine natural gas transportation pipeline system. In addition, in November 2005 ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. The CAU has not been modified since its creation; thus, the Company has requested ENARGAS to adjust it to reflect the operating costs increases.

The Production and Commercialization of Liquids segment revenue increased by Ps. 56.2 million in the fourth quarter of 2014 compared to the same period of the previous year, mainly due to: (i) an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, (ii) an increase in the volumes sold by TGS’ own account, and (iii) higher logistic services rendered in the facilities located in Puerto Galván. These effects were offset by the decline of international reference prices, which tumbled to a nearly 6-year low, along with the reduction in the volumes sold, which were affected by lower ethane deliveries to the sole purchaser.

It is worth highlighting the negative impact that the volumes of butane, which were contributed to “Garrafa para Todos” program, had on the operating profit of this business segment. Under this program, industry players have committed to a substantial reduction of LPG bottles prices; however, the variable production costs are higher and contribute to a negative margin in the business segment operating profit. It is vital for the Company to analyze, together with the national authorities, new scenarios, including the revision of the variable export tax regime and the “Garrafa para Todos” program that negatively affect TGS’ finances.

Liquids Production and Commercialization revenues accounted for approximately 76% and 80% of the total revenues in the fourth quarter of 2014 and 2013, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues increased by Ps. 42.5 million in the fourth quarter of 2014 compared to the same period of 2013, primarily due to new midstream contracts, the impact of the foreign exchange rate increase on the dollar denominated rates, and higher revenues related to services rendered to the gas trust constituted to carry out expansions in the natural gas transportation system.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 8% and 4% of the net revenues in the fourth quarter of 2014 and 2013, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses were Ps. 998.9 million in the last quarter of 2014, representing a Ps. 246.1 million increase, or 32.7%, from the same period of 2013. This variation is mainly attributed to the increase in variable production costs in the Liquids segment mainly due to the increased price and volumes of natural gas purchased as Replenishment Thermal Plant (RTP) for the Cerri Complex, and higher labor costs.

Other operating income recorded in the fourth quarter of 2014 experienced a positive variation of Ps. 8.2 million, mainly due to the reversal of the allowance for tax on personal property during the fourth quarter of 2014.

Net financial expense was Ps. 93.3 million in the fourth quarter of 2014, compared to Ps. 164.4 million reported in the same period of 2013. This positive variation of Ps. 71.1 million is mostly attributable to a lower foreign exchange loss as a consequence of the lower variation of the exchange rate of the Argentine peso against the U.S. dollar (of 1.4% in 2014 vs. 12.6% in 2013). This effect was partially offset by the loss generated by the derivate financial instruments and the lower financial income on financial assets during the 2014 last quarter.

During the fourth quarter of 2014, TGS reported a Ps. 25.2 million income tax expense, compared to the Ps. 34.7 million income tax expense reported in the same period of 2013, representing a positive variation of Ps. 9.5 million.

Year 2014 vs. Year 2013

For the year ended December 31, 2014, the Company recorded total net revenue of Ps. 4,304.0 million, from Ps. 2,864.9 million recorded in 2013.

Natural Gas Transportation revenues for the year ended December 31, 2014 increased by Ps. 83.1 million compared to 2013. The increase was mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement but also is unable to compensate the sustained operating costs increases, (ii) higher provision of interruptible services, and (iii) more services of natural gas transportation intended for export. Despite the increase in the net revenues, the operating deficit of this business segment amounted to Ps. 42.4 million.

Liquids Production and Commercialization segment revenues increased Ps. 1,178.0 million in the year ended December 31, 2014, compared to the prior year. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar, (ii) the favorable weather conditions, which increased the volume sold by TGS’ own account, (iii) higher logistic services rendered in the facilities located in Puerto Galván, and (iv) the impact of the annual adjustment of the ethane price. These effects were compensated by the reduction in sale prices for propane, butane and natural gasoline, as a result of the decrease in the international reference prices as well as the lower fixed charges per metric ton obtained in export agreements during the year ended on December 31, 2014.

Other Services revenues increased by Ps. 178.0 million in the year ended December 31, 2014, when compared to 2013 primarily due to: (i) new midstream contracts, (ii) the impact of the foreign exchange rate, (iii) higher revenues from management services rendered to the gas trust for the realization of the expansions in the pipeline system, (iv) higher revenues from telecommunication services, and (v) higher revenues from steam generation services for electricity generation.

Operating costs, administrative and selling expenses increased approximately Ps. 1,205.9 million in 2014 when compared to the previous year. This variation is primarily attributed to an increase in variable production costs in the Liquids segment mainly due to the increased price and volumes of natural gas purchased as RTP for the Cerri Complex. In addition, there were increases in tax on exports of hydrocarbons due to the variation of the foreign exchange rate and labor costs and other fixed costs.

Other operating income for the year ended December 31, 2014 decreased by Ps. 7.2 million, in comparison to 2013. This variation is mainly attributable to the provisions for contingencies accruals and allowances for doubtful accounts recorded during 2014.

Net financial expenses rose to Ps. 765.7 million at the close of 2014 compared to Ps. 532.7 million reported in the previous year. This increase was mainly related to: (i) the higher negative results from the derivative financial instruments of Ps. 141.5 million, (ii) the increase in the foreign exchange loss of Ps. 90.6 million as a consequence of the variation in the exchange rate during 2014, and (iii) higher negative interest of Ps. 76.7 million. These negative effects were partially offset by the improvement of TGS’ financial investments performance during the year ended December 31, 2014.

For the year ended December 31, 2014, TGS reported a Ps. 64.8 million income tax expense,

compared to Ps. 65.9 million reported in 2013.

Liquidity and Capital Resources

The net decrease of Ps. 104.3 million in Cash and Cash equivalents resulted mainly from the payment of the first amortization of TGS’ financial debt principal of Ps. 762.5 million in May 2014.

In addition, during its TGS’ Board meeting of November 26, 2014, the Board approved the distribution of Ps. 260.5 million as a cash dividend (of which Ps. 36.8 million was pending of cancellation at December 31, 2014). Meanwhile, during the year 2013, the cash dividends amounted to Ps. 263.6 million and were paid according to the provisions of the Board of Directors on December 6, 2012 and March 18, 2013.

Please see the attached tables for additional financial and operating information.

TGS operates a natural gas pipeline system of approximately5,600 miles, with a current firm contracted capacity of approximately 2.9 Bcf/d, and is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.)

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years

ended December 31, 2014 and 2013

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the years ended December 31, 2014 and 2013

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended December 31, 2014 and 2013

(In millions of Argentine pesos)

	2014	2013
Cash flows provided by operating activities		
Total comprehensive income for the period	104.9	107.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	254.3	242.9
Consumption of materials	3.9	3.9
(Decrease) / Increase in allowances and provisions	20.0	(0.4)
Share of profit from associates	(2.9)	0.5
Interest expense accrual	285.3	210.6
Interest income on Other financial assets other than cash and cash equivalents	(43.8)	(15.6)
Income tax	64.8	66.0
Derivative financial instrument results	103.5	(38.0)
Foreign exchange loss	539.4	505.0
Changes in assets and liabilities:		
Trade receivables	(47.5)	(0.9)
Other receivables	(118.4)	(49.0)
Inventories	(21.8)	46.9
Trade payables	149.0	1.5
Payroll and social security taxes	20.3	13.8
Taxes payable	(16.7)	2.3
Income tax	(63.7)	(20.7)
Other payables	1.7	0.2
Provisions	(13.2)	(18.5)
Interest paid	(205.4)	(168.8)
Income tax paid	(17.5)	(62.6)
Derivative financial instruments	(48.2)	11.5
Advances from customers	71.0	33.0
Cash flows provided by operating activities	**1,019.0**	**871.1**
Cash flows used in investing activities		
Additions to property, plant and equipment	(350.6)	(235.4)
Financial assets other than cash equivalents	156.1	(249.3)
Cash flows used in investing activities	**(194.5)**	**(484.7)**
Cash flows used in financing activities		
Payment of loans	(769.9)	25.6
Dividends paid	(212.5)	(263.7)
Cash flows used in financing activities	**(982.4)**	**(238.1)**
Net (decrease) / increase in cash and cash equivalents	**(157.9)**	**148.3**
Cash and cash equivalents at the beginning of the year	**893.8**	**693.0**
Foreign exchange gains on cash and cash equivalents	**53.5**	**52.5**
Cash and cash equivalents at the end of the period	**789.4**	**893.8**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: February 3, 2015